Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004, by and among Camden, Camden Sparks, Inc., a wholly owned subsidiary of Camden, and Summit.

     The following is a script used on a conference call with Camden employees held on October 5, 2004 regarding the Acquisition and related matters.

Camden Employee Conference Call: 10.05.04

Final Script

Ric:	Good Morning. Thanks for joining us on such short notice. Yesterday was an exciting day for us. And, I’m sure most of you know by now; we announced that we have entered into a definitive merger agreement with Summit Properties. Summit will merge into Camden and become a part of our company.

This is great news for both Camden and Summit. It is a move that will take us to the next level by creating an exceptional multifamily platform and the fifth largest REIT in our industry. After the merger is completed, we will have a total of 66,819 apartment homes and a total enterprise value of $5.3 billion.

I want to take a few minutes to tell you about Summit, the reasons for our decision and what it means to our company.

First, however, I want to thank the people that have been working 24/7 over the last few weeks so that we would have something to talk about today. There have been so many people involved in this project that it has been a great example of teamwork – something that really sets us apart. From our finance group and our real estate investment team to human resources and marketing, everyone came together to make this announcement possible. Special recognition goes to Dennis Steen’s finance team, in particular Alex Jessett, Ben Fraker, Terry McKinney, Ross Wehman and Brande Miller; and to Malcolm Stewart and Jim Hinton’s Real Estate Investment group including Laura Little and her team for their Herculean efforts on this project.

Some of you are probably familiar with Summit. Certainly our team in Charlotte knows them quite well. Charlotte is the only shared market that we have with Summit and it is also the location of their headquarters.

Like Camden, Summit is a publicly traded company on the New York Stock Exchange. They have about 45 apartment communities located on the East Coast, and their five core markets include Charlotte, Raleigh, Atlanta, Southeast Florida and the Washington, D.C area. They are known for their well-located, high-quality apartment homes and they are well-respected in the industry.

The reasons for this decision are really pretty simple. This merger will increase our portfolio by 14,000 apartments and enable us to enter new markets with an already established portfolio of high-quality communities. Additionally, Summit’s development pipeline of 3,700 apartment homes concentrated in Washington, D.C. and Southeast Florida will enhance our own development program and create a great driver for future growth.

As all of you know, we have been pursuing our diversification strategy for quite some time. In fact, it is one of our six key strategies, Market Balance. We have always believed that having a portfolio that is geographically diverse will help us to effectively participate in all stages of the real estate cycle. So that when communities in one market experience tough times, they can be supported by those communities that are on the upside of the market cycle. We also believe that having different types of product from suburban garden-style communities to urban mid- and high-rise communities, allows us to offer a variety of price points to our residents. This helps us to appeal to a greater number of potential renters.

If you overlay Camden’s and Summit’s markets on the map, you will see what I see, a remarkable geographic fit. With Summit’s markets, Camden will gain entree into Southeast Florida, Atlanta, Raleigh and the Washington, D.C. area, all markets that we have been pursuing for more than five years. For Summit, this merger creates immediate diversification, propelling the combined company to a truly national platform.

I think one of the most compelling things about this merger is that we are accelerating our diversification strategy. What should have taken about five years to accomplish, we will be completing in just a matter of months. With this move, we are positioning ourselves to be the best in all aspects of our industry.

While this merger will increase our size, our objective has always been to be the best, not the biggest. That’s not to say that size isn’t important. It is, particularly in the publicly traded arena. To consistently perform at expected levels, we need a sufficient number of apartment homes in each of our markets to achieve the operating efficiencies that our diversification strategy requires. Additionally, larger companies have lower cost of capital, and with this merger, both companies will benefit from a lower cost of capital and have a cost advantage in the marketplace.

Philosophically speaking, both Camden and Summit share a commitment to being the best. For example, both companies have achieved some of the lowest, if not the lowest, employee turnover ratios in the industry, which means we are better able to serve our customers than our competitors. There is also a desire on the part of both companies to take the organizations to the next level with the purpose of creating the best multifamily platform in the industry today, which creates better customer value and enhances the value of our assets. All of this results in our ability to continue to deliver good value to our shareholders. Given our geography, product type and operating philosophies, we couldn’t have imagined two companies that are more closely aligned than Summit and Camden. It is an almost perfect match.

I’m going to turn the call over to Keith...

Keith:	Thanks, Ric. I want to begin by focusing on the part of our diversity strategy that we have been slowly, but surely working on for a long time, our goal of limiting the NOI concentration of each market to single digits.

For the past 11 years, we have been working diligently to reduce the NOI contributions of our over-weighted markets, such as Houston, Dallas and Las Vegas and increase our exposure in our other growth markets to achieve a portfolio with NOI contributions below 10% in every market. This merger gets us to single digit NOI concentrations in all markets in less time than we planned and on an FFO accretive basis. When this merger is complete, we will have achieved our goal and balanced our markets across the entire portfolio.

Another aspect is our belief that employment growth is intrinsically linked to multifamily performance, and that employment growth over the next five years will continue to drive the fundamentals of our business.

We have also consistently focused on asset quality while offering a variety of price points to maximize market share. We have continued to increase the overall quality of our portfolio by pruning the portfolio of older, non-strategic assets and acquiring assets that match our criteria.

This merger is another crucial step in the execution of those key objectives. With Summit’s high-quality, well-located apartment communities and their East Coast presence, our portfolio will be in 19 of the top 26 highest growth markets for the next five years in the U.S. It’s obvious that Summit’s portfolio is clearly aligned with our strategic objectives – they are in the right place with the right assets, which makes this move the best move for Camden.

This afternoon we will be talking to Summit’s employees. While this is good news for both Summit and Camden, anytime one company is merged into another people feel uncomfortable – worried about their jobs, their compensation and benefits, how their role may change and a myriad of other things that may possibly impact them in some way. I know that there are a lot of you on this call that understand what I’m talking about.

There are several of you that came to Camden either through the Paragon merger in 1997 or the Oasis merger in 1998. There are also several of you that took on the role of ‘Camden Buddy’ and helped to support the employees during the merger of both companies. I would like to have each of you think back and remember how you felt when you heard those two merger announcements seven and eight years ago. And then I’m going to ask you to do something that comes naturally to all of you – be available for Summit’s employees. Help them with this transition by welcoming them into our company, and introducing them to our culture by showing them the kind of really great company we are.

Just as with Paragon and Oasis, we expect that all on-site employees will stay with the company. We need them to stay with the company. These are new assets for us in new markets. The people in the field – the ones closest to the real estate – are critical in maintaining the communities’ performance during the transition time and after the merger is completed. We want them to feel like this move is as good for them as it is for our company. And, we know that it is.

This merger means that we are all going to be part of a financially stronger company with an excellent, geographically diverse portfolio. Summit has a long tradition of excellence and is highly committed to delivering great service to their residents. It is an organization with a similar mission and comparable values, one that we believe will blend easily into our own.

I think that we will find in the process of putting these two companies together that both of our companies have very strong cultures. And as we know, a strong culture is a positive thing. Some people believe that it is difficult to blend two companies that have very strong cultures. What I’ve always believed and what I’ve learned from our experience with the Paragon and Oasis mergers is that if you have a group of people who love what they do and have a strong commitment to excellent service; then the blending of these two groups is easy.

If you’ve got a company of people who really have never had a passion for their work and are just going through the motions, it is very difficult – almost impossible – to create that kind of mindset among 400 additional employees.

What we’ve found and what we are most excited about is that the passion at the operating level of the people in Summit mirrors the commitment and determination of each of you. We think that it’s a terrific fit both culturally and from a business standpoint, something that both sides are going to benefit from.

Overall, we believe this is a great move for Camden. It aligns with our key strategies, supports our promise of living excellence and gets us closer to being the best multifamily company in the industry.

We will be meeting with Summit’s employees up close and personal during the week of October 11th – that’s next week. We will introduce them to our history, our philosophy and begin to help them understand the things that are most important to them – their compensation and benefits package.

I’m sure that we will be calling on some of you to help with the transition. So I want to take this opportunity to thank you for the contributions that you make each day to our organization. Your dedication and commitment to Camden enables us to continue to grow our company and position ourselves as a leader in our industry.

Now I want to open the call up for any questions that you may have.

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden, Summit and Summit Properties Partnership, L.P. in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock and limited partnership interests in Summit Properties Partnership, L.P. is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.